Exhibit 8.1

List of Principal Subsidiaries and VIEs

Significant Subsidiaries	Place of Incorporation
Ucommune Group Holdings Limited	Cayman Islands
Ucommune Group Holdings (Hong Kong) Limited	Hong Kong
Melo Inc.	Delaware
Melo HongKong Limited	Hong Kong
Youshenghengtong (Beijing) Technology Co., Ltd.	PRC
Beijing Melo Technology Co., Ltd.	PRC
Beijing Litong Huida Information Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Beijing Ubazaar Technology Co., Ltd.	PRC